U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: AT&T, Inc.

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Letter to AT&T shareholders

The City of New York
Office of the Comptroller
Mark D. Levine

April 22, 2026

Dear AT&T Shareholders,

Re: Vote FOR Item 8 on EEO-1 Report Disclosure

I am writing to urge you to Vote FOR Item 8 at AT&T’s May 14, 2026, annual meeting. As the New York City Comptroller, I serve as investment adviser to, and custodian and a trustee of, the five New York City Pension Funds, which have $320 billion in assets under management and are substantial long-term AT&T shareholders. Four of these funds are the proponents of Item 8.1

Some of these proponents submitted a similar proposal in 2020. Nearly immediately thereafter, AT&T voluntarily agreed to disclose its EEO-1 report. The company continued to disclose these reports until 2024, when AT&T abruptly discontinued the practice without explanation, which led the proponents to resubmit the proposal in December 2025.

The proposal requests that AT&T resume the public disclosure of its EEO-1 report. Investors benefit from standardized, quantitative, and comparable data on a company’s workforce, as explained in Item 8’s Supporting Statement. The requested EEO-1 disclosure neither prevents nor discourages AT&T from reporting any other information regarding its organizational structure or diversity and inclusion commitments that the company believes are relevant. Nor is the request intended to limit the company’s ability to respond to any regulatory changes.

A Defining Vote: Why Your Vote Matters This Year

This vote is not solely about EEO-1 reporting. In my view, a vote in favor of Item 8 does more than support routine human capital reporting. It affirms investors' rights to express their views on potentially material issues through the ballot – by both being able to submit a shareholder proposal AND by being able to vote on it, which are fundamental to the integrity of the proxy process itself.

Despite previously making the requested disclosure, AT&T attempted to unilaterally omit this proposal without making any effort to engage. This raises an important question: will investors hold the line when companies seek to disenfranchise shareholders by exploiting a weakened SEC no-action review process? Investors voting in favor of this proposal can send a clear message — to regulators, to issuers, and the market — that investors’ voices will not be silenced.

_____________________________

1 The Office of the Comptroller of the City of New York is acting as the representative of the proponents of this proposal: the New York City Employees’ Retirement System, Teachers’ Retirement System of the City of New York, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively referred to as the “Funds.”)

DAVID N. DINKINS MUNICIPAL BUILDING • 1 CENTRE STREET, 5TH Floor • NEW YORK, NY 10007

PHONE: (212) 669-3500 • @NYCCOMPTROLLER

WWW.COMPTROLLER.NYC.GOV

AT&T: Exclusion First, No Engagement—Prompting Shareholder Litigation

Without reaching out to the proponents to discuss the proposal, AT&T sought confirmation from the SEC’s Division of Corporation Finance that the agency would not object to the exclusion of this routine EEO-1 proposal under the “ordinary business” exclusion. Under the SEC's revised 2026 process, announced in November 2025, all AT&T had to do was provide the Division with an “unqualified representation” that it had a “reasonable basis to exclude the proposal,” after which the Division would respond that it would “not object” to the exclusion of the proposal. And the Division did just that – within less than 48 hours of submitting its letter to the Division, the Division responded that it would not object to AT&T’s exclusion of the proposal – all without the proponents having any opportunity to explain why this proposal should have been included. Left with no alternative but to litigate, the proponents sued in federal court, arguing that the proposal falls outside the ordinary business exception and all other bases for exclusion.

Only after the lawsuit was filed did AT&T agree to include the proposal, allowing this vote to proceed. Although the proponents successfully fought to keep this proposal on the proxy, other shareholders, without the same resources, may not be able to do the same. As a result, AT&T’s actions create a “roadmap” for other issuers to determine which shareholder rights can be impaired without any consequences.

AT&T’s actions run directly counter to longstanding shareholder proposal process norms and highlight why your support for Item 8 matters for the integrity of the proxy process.

For these reasons, I urge you to vote FOR Item 8.

Please support the value of standardized human capital disclosure as well as the right of investors to submit a request to a company for disclosure, AND the right of investors like you to opine on such matters through the proxy.

Sincerely,

Mark D. Levine

Comptroller, City of New York

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

DAVID N. DINKINS MUNICIPAL BUILDING • 1 CENTRE STREET, 5TH Floor • NEW YORK, NY 10007

PHONE: (212) 669-3500 • @NYCCOMPTROLLER

WWW.COMPTROLLER.NYC.GOV